

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Steven E. Brazones
Chief Financial Officer
RAVEN INDUSTRIES INC
205 E. 6th Sreet, P.O. Box 5107
Sioux Falls, SD 57117

> **Re: RAVEN INDUSTRIES INC**
> **Form 10-K For the Year Ended January 31, 2020**
> **Filed March 26, 2020**
> **File No. 001-07982**

Dear Mr. Brazones:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing